

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2011

Via U.S. Mail and Facsimile

Mr. Aik Fun Chong
President and Chief Executive Officer
Global Mobiletech, Inc.
1312 North Monroe
Suite 750
Spokane, Washington 99201

> **Re: Global Mobiletech, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Filed September 30, 2010**
>
> **Form 10-Q for Fiscal Quarter Ended December 31, 2010**
> **File No. 0-51116**

Dear Mr. Chong:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Robert S. Littlepage
>   for
>
> Larry Spirgel
> Assistant Director

cc: Via facsimile to 206-860-6022
     Mr. Michael R. Espey, Esq.